Exhibit 4.4

Execution Version

ADMINISTRATIVE SERVICES AGREEMENT

THIS ADMINISTRATIVE SERVICES AGREEMENT made effective the 6th day of August 2014 (this “Agreement”), by and between VTTI ENERGY PARTNERS LP, a limited partnership duly organized and existing under the laws of the Republic of the Marshall Islands (the “Partnership”), VTTI ENERGY PARTNERS GP LLC, a limited liability company duly organized and existing under the laws of the Republic of the Marshall Islands and the general partner (the “General Partner”) of the Partnership, and VTTI MLP HOLDINGS LTD, a company incorporated in the United Kingdom (“VTTI Holdings”), each a “Party” and collectively, the “Parties”.

WHEREAS:

A.	The Partnership and its subsidiaries are engaged in the business of owning, operating, developing and acquiring terminals and related energy infrastructure assets;

B.	The Partnership controls VTTI MLP B.V. and requires certain management and administrative support services in connection with, among other things, (1) the shareholding of VTTI MLP B.V. and its subsidiaries (shareholder stewardship activities) and (2) its relationship with the holders of common units in the Partnership (investor relation services); and

C.	The Partnership wishes to engage VTTI Holdings to provide, or procure the provision of, management and administrative support services to the Partnership on the terms set out herein.

IT IS HEREBY AGREED AS FOLLOWS:

ARTICLE I

DEFINITIONS

1.1 Definitions. In this Agreement, the term:

“Administrative Services” means the services described in Schedule A to this Agreement;

“Agreement” has the meaning set forth in the preamble;

“Board” means the Board of Directors of the General Partner;

“Change of Control” means, with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, as amended), who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);

“Closing Date” means the closing date of the initial public offering of the Partnership;

“Contract Term” has the meaning set forth in Section 3.1 of this Agreement;

“Costs and Expenses” has the meaning set forth in Section 3.1(c) of this Agreement;

“Costs and Expenses Due Date” has the meaning set forth in Section 3.1(c) of this Agreement;

“Due Date” has the meaning set forth in Section 3.1(c) of this Agreement;

“General Partner” has the meaning set forth in the preamble;

“LIBOR” means the London Interbank Offered Rate;

“Management Services” means the performance by the Managers of certain executive officer functions for and on behalf of the Partnership and the oversight by the Managers of the day-to-day management of the Partnership;

“Managers” has the meaning set forth in Section 2.2(a) of this Agreement;

“Partnership” has the meaning set forth in the preamble;

“Partnership Agreement” means the first amended and restated agreement of limited partnership of the Partnership, dated as of the Closing Date, as from time to time amended;

“Partnership Group” means the Partnership, General Partner and subsidiaries of the Partnership;

“Party” or “Parties” has the meaning set forth in the preamble;

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or governmental authority;

“Service Fee” has the meaning set forth in Section 3.1(a) of this Agreement;

“Service Fee Due Date” has the meaning set forth in Section 3.1(b) of this Agreement;

“Services” means the Administrative Services and the Management Services;

“UK Consumer Price Index” means the index known as the UK Consumer Price Index or the successor index that most closely approximates the UK Consumer Price Index;

“Unitholders” means holders of units representing limited partnership interests in the Partnership;

“U.S. GAAP” means accounting principles generally accepted in the United States;

“VAT” means value added, goods, sales or any similar tax;

“VTTI Holdings” has the meaning set forth in the preamble; and

“working day” has the meaning set forth in Section 3.1(b) of this Agreement.

ARTICLE II

SERVICES

2.1 General. VTTI Holdings shall provide, or procure the provision of, the Services as directed by the General Partner. VTTI Holdings may subcontract the Services or second employees in order to fulfill the Services as it deems advisable or appropriate in accordance with Section 5.10 hereof. Notwithstanding the foregoing, VTTI Holdings shall remain responsible and primarily liable for the provision of the Services. For the avoidance of doubt, VTTI Holdings shall not take any decisions relating to the business strategy of the Partnership pursuant to this Agreement.

For the purpose of this Agreement, any references to officers and employees of VTTI Holdings shall be deemed to include officers or employees seconded by VTTI Holdings from another entity.

2.2 Covenants. During the term of this Agreement, VTTI Holdings shall:

(a) initially cause those persons set forth on Schedule B to this Agreement and any other persons, officers or employees as the Board may from time to time reasonably request (collectively, the “Managers”) to perform the Management Services;

(b) procure that the Managers shall perform the Management Services to the same level of skill and care as would be required of them by applicable law and the terms of the Partnership Agreement if they were officers of the Partnership;

(c) perform, or procure the performance of, the Administrative Services in a diligent manner;

(d) retain, or procure at all times the retention by any person to whom performance of the Services is subcontracted from time to time of, sufficiently qualified staff to provide the Services;

(e) keep, and procure the keeping by any person to whom performance of the Services is subcontracted of, full and proper books, records and accounts showing clearly all transactions relating to the provision of the Services in accordance with established general commercial practices and in accordance with U.S. GAAP, and provide or procure access to the Partnership and its representatives to audit and examine such books, records and accounts at any time during customary business hours; and

(f) comply, and procure the compliance by any person to whom performance of the Services is subcontracted, with all laws and regulations applicable to the Parties, including, but not limited to, the U.S. Foreign Corrupt Practices Act and any other applicable anti-corruption legislation.

2.3 Non-Exclusivity. VTTI Holdings and its employees may provide services of a nature similar to the Services to any other Person. There is no obligation for VTTI Holdings to provide the Services to the Partnership on an exclusive basis.

2.4 Confidential Information. VTTI Holdings shall, and shall procure that any person to whom performance of any of the Services is subcontracted shall, keep confidential all information it has acquired or developed in the course of providing the Services.

ARTICLE III

COMPENSATION AND REIMBURSEMENT

3.1 Compensation and Reimbursement of VTTI Holdings. With effect on and from the date of this Agreement and through the term of this Agreement (the “Contract Term”) it is agreed that:

(a) In consideration of the Services rendered hereunder throughout the Contract Term, the Partnership shall pay VTTI Holdings a fee of US$3.0 million per year (the “Service Fee”), which is subject to adjustment based on the UK Consumer Price Index on the anniversary of the execution of this Agreement and every year thereafter;

(b) 1/12 of the Service Fee is payable each calendar month in advance by the 1st working day of each applicable month (the “Service Fee Due Date”), provided that where a payment is due in respect of any part of a month, that payment shall be paid on a pro-rata basis (for the purposes of this paragraph, “working day” means a day when most banks are open for business in Amsterdam, London, New York and the country of location of relevant bank accounts of the Partnership); and

(c) In addition to the Service Fee, all other out-of-pocket costs, expenses, disbursements and charges incurred by VTTI Holdings in pursuance of the Services hereunder throughout the Contract Term (the “Costs and Expenses”), shall be promptly, and in any event no later than 30 days from receipt of the invoice therefor (the “Cost and Expenses Due Date” and, together with the Service Fee Due Date, the “Due Date”), reimbursed by the Partnership to VTTI Holdings upon presentation to the Partnership of invoices for the amounts claimed.

All invoices for Services shall be submitted and paid in U.S. Dollars. All amounts not paid within 10 days after the applicable Due Date shall bear interest at the rate of 2.00% per annum above the six month LIBOR rate as at the applicable Due Date from such Due Date until the date payment is received in full by VTTI Holdings.

3.2 VAT.

(a) All amounts payable under this Agreement are deemed to be exclusive of VAT, which shall be payable upon receipt of a valid VAT invoice.

(b) Where this Agreement requires one party to reimburse another for any costs or expenses, the payer shall, at the same time, pay the payee all VAT incurred by the payee in respect of those costs or expenses. The amount payable shall be the amount that the payee reasonably determines is the amount that neither it, nor any other member of any group of which it is a member for VAT purposes, is entitled to recover from the relevant tax authority in respect of the VAT.

ARTICLE IV

TERM AND TERMINATION

4.1 Term and Termination. This Agreement is effective as of the Closing Date and shall continue until terminated:

(a) by the Partnership upon 90 days’ written notice for any reason in its sole discretion; or

(b) by VTTI Holdings upon 90 days’ written notice if:

(i) there is a Change of Control of the Partnership or General Partner;

(ii) a receiver is appointed for all or substantially all of the property of the Partnership;

(iii) an order is made to wind up the Partnership;

(iv) a final judgment, order or decree that materially and adversely affects the ability of the Partnership to perform under this Agreement shall have been obtained or entered against the Partnership, and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(v) the Partnership makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

Notwithstanding the foregoing, the arrangement with respect to the provision of the Management Services by any or all of the Managers may be terminated at any time with respect to any or all of such Managers by the Partnership in its sole discretion. Such Management Services shall terminate immediately upon delivery by the Partnership of written notice to VTTI Holdings. The termination of the Management Services with respect to any or all of the Managers shall not constitute a termination of the other provisions of this Agreement.

Any termination of this Agreement shall be without prejudice to any accrued rights and liabilities of any Party subsisting as at the date of termination. Notwithstanding the termination of this Agreement, the provisions of Section 2.4, Article IV, Section 5.2, Section 5.3, Section 5.4, Section 5.5, Section 5.6, Section 5.8, Section 5.9 and Section 5.10 shall remain in force and binding on the Parties.

4.2 Costs and Expenses Upon Termination. Upon termination of this Agreement and/or the Management Services in accordance with Section 4.1 hereof, the Partnership shall be obligated to pay any and all amounts payable pursuant to Section 3.1 hereof for the applicable Services provided prior to the time of termination.

ARTICLE V

MISCELLANEOUS

5.1 General Relationship Between the Parties. VTTI Holdings, and any subcontractors or secondees, shall perform the Services as independent contractors, and the Parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership or joint venture relationship or agency relationship between VTTI Holdings and any one or more of the Partnership, General Partner or any other member of the Partnership Group. Nothing in this Agreement shall create any employment relationship between the Partnership, on the one hand, and the Managers or any other person performing the Services, on the other.

5.2 Indemnity. The Partnership shall indemnify and hold harmless VTTI Holdings and any person to whom provision of the Services is subcontracted in accordance with the terms of this Agreement and their officers, employees and agents against all actions, proceedings, claims, demands or liabilities that may be brought against them due to the performance of the Services, including, without limitation, all actions, proceedings, claims, demands or liabilities brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling the same; provided, however, that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever to the extent that they are caused by or due to the fraud, willful misconduct or gross negligence of VTTI Holdings or such subcontractor or its officers, employees or agents.

5.3 Surrender of Books and Records. Upon termination of this Agreement, VTTI Holdings shall forthwith surrender to the Partnership, or procure the surrender to the Partnership of, any and all books, records, documents and other property relating to this Agreement and to the business, finance, technology, trademarks or affairs of the Partnership and any member of the Partnership Group and, except as required by law, shall not retain any copies of the same.

5.4 Entire Agreement. This Agreement forms the entire agreement between the Parties with respect to the subject matter hereof and supersedes and replaces all previous agreements, written or oral, with respect to the subject matter hereof.

5.5 Severability. If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

5.6 Governing Law. This Agreement shall be governed by and construed in accordance with English law, and each of the Parties hereby irrevocably agrees that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

5.7 Notice. Notice under this Agreement shall be given as follows:

If to the Partnership or General Partner:

VTTI Energy Partners LP

c/o VTTI Energy Partners GP LLC, its General Partner

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

Attn: Rubel Yilmaz

E-mail: ryi@vtti.com

If to VTTI Holdings:

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

Attn: Chief Financial Officer

5.8 Amendment. Notwithstanding anything to the contrary in this Agreement, this Agreement may only be amended, modified, supplemented or restated by a written instrument executed by each of the Parties whose rights or obligations under this Agreement are affected by such amendment, modification, supplement or restatement.

5.9 No Waiver. The failure of either Party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

5.10 Successors and Assigns; Subcontracting. No Party shall be permitted to assign or otherwise dispose of the benefit of this Agreement without the prior written consent of the other Parties. This Agreement shall be binding upon and inure to the benefit of the Parties’ successors and assigns. VTTI Holdings may freely subcontract or sublicense this Agreement, so long as VTTI Holdings remains responsible and primarily liable for performance of the Services and its obligations under this Agreement.

5.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which is an original and which shall together form one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

VTTI Energy Partners GP LLC

By	/s/ Rubel Yilmaz
Name: Rubel Yilmaz
Title: Chief Financial Officer

VTTI Energy Partners LP
By: VTTI Energy Partners GP LLC,
its general partner

By	/s/ Rubel Yilmaz
Name: Rubel Yilmaz
Title: Chief Financial Officer

VTTI MLP Holdings Ltd

By	/s/ Robert M.W.J.C. Nijst
Name: Robert M.W.J.C. Nijst
Title: Director

[Signature Page to Administrative Services Agreement]

SCHEDULE A

ADMINISTRATIVE SERVICES

VTTI Holdings shall provide, or subcontract for the provision of, such of the following administrative support services (the “Administrative Services”) to the Partnership, as the Board may from time to time request and direct VTTI Holdings to provide pursuant to this Agreement:

(a) Assist with the management of the Partnership and the execution of the Partnership’s business strategies; provided that nothing herein shall permit or authorize VTTI Holdings to make any strategic decisions for or on behalf of the Partnership;

(b) Keep and maintain at all times books, records and accounts that shall contain particulars of receipts and disbursements relating to the assets and liabilities of the Partnership and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the Partnership to prepare or cause to be prepared financial statements in accordance with U.S. GAAP and in each case shall also be in accordance with those financial statements required to be kept by the Partnership under applicable federal securities laws and regulations in the United States and as the Partnership is required to keep and file under applicable foreign taxing regulations and the U.S. Internal Revenue Code of 1986, as amended, and the regulations applicable with respect thereto, all as amended from time to time;

(c) Prepare all such returns, filings and documents, for review and approval by the Partnership as may be required under the Partnership Agreement, as well as such other returns, filings, documents and instruments as may from time to time be requested or instructed by the Partnership; and file such documents, as applicable, as directed by the Partnership with the relevant authority;

(d) Provide, or arrange for the provision of, advisory services to the Partnership with respect to the Partnership’s obligations under applicable securities laws and regulations in the United States and assist the Partnership in arranging for compliance with continuous disclosure obligations under applicable securities laws and regulations and the rules and regulations of the New York Stock Exchange and any other securities exchange upon which the Partnership’s securities are listed, including the preparation for review, approval and filing by the Partnership of reports and other documents with all applicable regulatory authorities; provided that nothing herein shall permit or authorize VTTI Holdings to act for or on behalf of the Partnership in its relationship with regulatory authorities, except to the extent that specific authorization may from time to time be given by the Partnership;

(e) Provide, or arrange for the provision of, advisory, clerical and investor relations services to assist and support the Partnership in its communications with its Unitholders, including in connection with disclosures that may be required for regulatory compliance to its Unitholders and the wider financial markets, as the Partnership may from time to time request or direct; provided that nothing herein shall permit or authorize VTTI Holdings to determine the content of any such communications by the Partnership to its Unitholders and the wider financial markets;

(f) At the request and under the direction of the Partnership, handle, or arrange for the handling of, all administrative and clerical matters in respect of (i) the call and arrangement of all meetings of the Unitholders pursuant to the Partnership Agreement, (ii) the preparation of all materials (including notices of meetings and information circulars) in respect thereof and (iii) the submission of all such materials to the Partnership in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Partnership has full opportunity to review, approve, execute and return them to VTTI Holdings for filing or mailing or other disposition as the Partnership may require or direct;

(g) Provide, or arrange for the provision of, or secure sufficient and necessary office space, equipment and personnel including all accounting, clerical, secretarial, corporate, administrative and information technology services as may be reasonably necessary for the performance of the Partnership’s business;

(h) Arrange for the provision of such audit, accounting, legal, insurance and other professional services as are reasonably required by the Partnership from time to time in connection with the discharge of its responsibilities under the Partnership Agreement, to the extent such advice and analysis can be reasonably provided or arranged by VTTI Holdings; provided that nothing herein shall permit VTTI Holdings to select the auditor of the Partnership, which shall be selected in accordance with the provisions for the appointment of the auditor pursuant to the Partnership Agreement or as otherwise be required by law governing the Partnership, or to communicate with the auditor other than in the ordinary course of making such books and records available for review as the auditors may require and to respond to queries from the auditors with respect to the accounts and statements prepared by, or arranged by, VTTI Holdings, and in particular VTTI Holdings will not have any of the authorities, rights or responsibilities of the audit committee of the Board, but shall provide, or arrange for the provision of, information to such committee as may from time to time be required or requested; provided further that nothing herein shall entitle VTTI Holdings to retain legal counsel for the Partnership unless such selection is specifically approved by the Board;

(i) Provide, or arrange for the provision of, such assistance and support as the Partnership may from time to time request in connection with any new or existing financing for the Partnership, such assistance and support to be provided in accordance with the direction, and under the supervision, of the Board;

(j) Provide, or arrange for the provision of, such administrative and clerical services as may be required by the Partnership to support and assist the Partnership in considering any future acquisitions or divestments of assets of the Partnership and for the integration of any businesses or assets acquired by the Partnership, all in accordance with the direction and under the supervision of the Board;

(k) Provide, or arrange for the provision of, such support and assistance to the Partnership as the Partnership may from time to time request in connection with any future offerings of equity or debt securities that the Partnership may at any time determine is desirable for the Partnership, all under the direction and supervision of the Board;

(l) Provide, or arrange for the provision of, at the request and under the direction of the Board, such communications to the transfer agent for the Partnership as may be necessary or desirable;

(m) Prepare and provide, or arrange for the preparation and provision of, regular cash reports and other accounting information for review by the Partnership, so as to permit and enable the Board to make all determinations of financial matters required to be made pursuant to the Partnership Agreement, including the determination of amounts available for distribution by the Partnership to its Unitholders, and to assist the Partnership in making arrangements with the transfer agent for the Partnership for the payment of distributions to the Unitholders in accordance with the Partnership Agreement;

(n) Provide, or arrange for the provision of, such assistance to the Partnership as the Board may request or direct with respect to the performance of the obligations to the Unitholders under the Partnership Agreement and to provide monitoring of various obligations and rights under agreements entered into by the Partnership and provide advance reports on a timely basis to the Partnership advising of steps, procedures and compliance issues under such agreements, so as to enable the Partnership to make all such decisions as would be necessary or desirable thereunder;

(o) Provide, or arrange for the provision of, such additional administrative and clerical services pertaining to the Partnership, the assets and liabilities of the Partnership and the Unitholders and matters incidental thereto as may be reasonably requested by the Board from time to time;

(p) Negotiate and arrange, at the request and under the direction of the Board, for interest rate swap agreements, foreign currency contracts, forward exchange contracts and any other hedging arrangements;

(q) Provide, or arrange for the provision of, information technology services;

(r) Maintain, or arrange for the maintenance of, the Partnership’s and the Partnership’s subsidiaries’ existence and good standing in necessary jurisdictions;

(s) Monitor and maintain compliance with loan and credit terms with lenders and negotiate, at the request and under the direction of the Board, loan and credit terms with lenders;

(t) Provide, or arrange for the provision of, at the request and under the direction of the Board, cash management and services, including assistance with preparation of budgets, overseeing banking services and bank accounts and arranging for the deposit of funds; and

(u) Monitor the performance of investment managers.

SCHEDULE B

INITIAL MANAGERS

PROVIDING MANAGEMENT SERVICES

Services to be Provided to the
Name	Partnership
Robert Nijst	Chief Executive Officer
Rubel Yilmaz	Chief Financial Officer; Head of Business Development and Strategy